August 29, 2018

Mark Kempa
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, FL 33126

       Re: Norwegian Cruise Line Holdings Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Fiscal Period Ended June 30, 2018
           File Nos. 001-35784

Dear Mr. Kempa:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7A - Qualitative and Quantitative Disclosures about Market Risk, page 43

1. We note that you are exposed to the following market risks: interest rate risk related to your debt instruments, foreign currency exchange rate risk related to your construction contracts denominated in euros, and fuel price risk related to your operations. Please revise your future filings to disclose for all market risks the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year. Refer to 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.
 Mark Kempa
Norwegian Cruise Line Holdings Ltd.
August 29, 2018
Page 2
Form 10-Q for the Fiscal Period Ended June 30, 2018

Note 2 - Summary of Significant Accounting Policies
Revenue and Expense Recognition, page 7

2. You indicate that third party concessionaires manage retail shops, spa services, art auctions and internet services. These contracts entitle you to a fixed percentage of the gross sales. Please revise your disclosure to indicate if you recognize revenue from these contracts on a net basis pursuant to ASC 606-10-50-12(c).
3. For onboard and other revenue described in paragraph 2 of your disclosure related to
         "Nature of goods and services", please revise to disclose the timing of when revenue is recognized pursuant to ASC 606-10-50-18 or 19, as applicable.
4. We note your description of various goods and services related to your cruise offerings, which may include round-trip airfare and pre-cruise hotel packages. Provide us with your analysis regarding how you determined gross reporting for pre-cruise and post-cruise services was appropriate pursuant to ASC 606-10-55-36 through 39. Please specifically address how you considered the definition of control and how you are directing any third party providers. Tell us why revenue for pre-cruise and post-cruise service revenue is recognized over the duration of each cruise versus as travel occurs prior to or after the cruise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jim Dunn at 202-551-2734 or Melissa Raminpour at 202-551-3379 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Kempa                                  Sincerely,
Comapany NameNorwegian Cruise Line Holdings Ltd.
                                                              Division of
Corporation Finance
August 29, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName